

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 25, 2020

Robert J. Gibson
Principal Financial Officer
Scopus BioPharma Inc.
420 Lexington Avenue
Suite 300
New York, New York 10170

      Re: Scopus BioPharma Inc.
          Post-Effective Amendment to Form 1-A
          Filed November 17, 2020
          File No. 024-11228

Dear Mr. Gibson:

     We have reviewed your amendment and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Post-Effective Amendment to Form 1-A filed November 17, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Six Months Ended June 30, 2020 versus Six Months Ended June 30, 2019, page 44

1.   We note your disclosure that the increase in general and administrative expenses for the six months ended June 30, 2020 as compared to the same period in the prior year consists of increased amounts payable under your management services agreements and in compensation and benefits, among other items. Please revise your disclosure to provide more detail regarding the increased payments made under the MSAs and in compensation and benefits.

     We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Laura Crotty at 202-551-7614 or Celeste Murphy at 202-551-3257 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Mark J. Wishner